Filed Pursuant to
                              Rule 424(b)(3) and 424(c)
                              Registration Statement No. 33-17114

                   SUPPLEMENT TO THE PROSPECTUS
                                of
               CENTURY TELEPHONE ENTERPRISES, INC.
                      dated February 6, 1995

       (relating to the Century Telephone Enterprises, Inc.
   Automatic Dividend Reinvestment and Stock Purchase Service)

     The information set forth below supplements and updates the information furnished in the Prospectus of Century Telephone Enterprises, Inc. (the "Company") dated February 6, 1995 relating to the Company's Automatic Dividend Reinvestment and Stock Purchase Service (the "Plan").

Adoption of New Rights Plan

     On August 27, 1996, the Board of Directors of Century Telephone Enterprises, Inc. (the "Company") declared a dividend payable November 1, 1996 of one preference share purchase right ("Right") for each outstanding share of common stock of the Company ("Common Shares") held of record on September 30, 1996 (the "Record Date"), and for each Common Share that becomes outstanding between the Record Date and the earliest of the Distribution Date (as defined below) or the date the Rights are redeemed or expire. The Rights will be issued pursuant to a Rights Agreement dated as of August 27, 1996 (the "Rights Agreement") between the Company and Society National Bank, as Rights Agent. Generally, the Rights become exercisable only after an entity acquires 15% or more of the outstanding Common Shares or commences or announces a tender offer that will result in the entity owning 15% or more of the Common Shares (the
"Distribution Date"). Following any Distribution Date, each Right will entitle the holder to purchase from the Company one one-hundredth of a share of the Company's Series BB Participating Cumulative Preference Stock ("Preference Shares") for an exercise price of $110, subject to adjustment under certain circumstances. After an entity acquires 15% or more of the outstanding Common Shares, each Right would then entitle its holder (other than the acquiring entity) to purchase, at the exercise price, the number of Common Shares or other securities of the Company (or, in certain situations, the acquiring entity) having a market value of twice the Right's exercise price. Under certain circumstances, the Company may redeem the Rights at $.01 each or exchange each Right for one Common Share. The Rights will expire on November 1, 2006, unless such date is extended or the Rights are redeemed or exchanged earlier by the Company. The Rights are intended to replace preferred stock purchase rights issued under the Company's November 17, 1986 rights plan. The rights issued under this 1986 plan will expire on November 27, 1996.

     By virtue of the distribution of Rights described above, each Common Share held of record on the Record Date by the Plan will have one Right attached thereto. In addition, for each newly-issued Common Share that is registered in the Plan's name for the account of participants between the Record Date and the earliest of the Distribution Date or the date the Rights are redeemed or expire, the Plan will receive one Right (subject to adjustment under certain circumstances).

     A copy of the Rights Agreement is available upon request to the Company, 100 Century Park Drive, Monroe, Louisiana 71203,
Attention: Secretary.



         The date of this Supplement is November 1, 1996.